VIRTUS GLOBAL DIVIDEND & INCOME Fund Inc.

101 Munson Street, Greenfield

Massachusetts 01301-9683

October 17, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:             Anu Dubey, Division of Investment Management

Re:	Virtus Global Dividend & Income Fund Inc.

File No. 811-05620 / CIK 0000836412

Preliminary Proxy Statement

Dear Ms. Dubey:

Thank you for your telephonic comments given on October 4, 2016 regarding the above-referenced preliminary proxy statement on Schedule 14A for Virtus Global Dividend & Income Fund Inc. (“Fund”), filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2016. Below, we describe the changes made to the preliminary statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a definitive proxy statement to be filed with the Commission on Schedule 14A on October 17, 2016. Page numbers below all refer to the preliminary proxy statement.

Comment 1.       Please explain to the Staff in your response letter why the proposals relating to shareholder approval of the investment advisory contracts and the election of a director are being considered at separate special shareholder meetings instead of one special shareholder meeting.

Response 1.        The reason for holding separate shareholder meetings to consider these proposals is due to the manner in which broker non-votes affect the ability to meet the voting threshold required for the respective proposals. Brokers have discretionary voting power in instances of uncontested elections of directors and do not have such discretionary voting power in approving investment advisory contracts. Thus, if the proposals were considered at one meeting, both the fund’s and the solicitor’s past experience indicates that there would be a large number of broker non-votes (i.e., a broker holding shares for a beneficial holder has those shares present at the meeting due to being able to vote for the director, but does not vote on another particular matter because they lack the power to vote on such matter) with regard to the investment advisory contract related proposals. Because these broker non-votes have the unintended effect of a vote against the approval of the investment advisory contracts, pursuant to having to achieve the threshold of “the affirmative vote of 67% or more of the Fund’s voting securities present at the meeting” (italics added), the Fund separates the proposals into two separate special shareholder meetings to minimize the number of broker non-votes that will occur.

Comment 2.       Page 2, supplement the first full “Answer” that appears on this page such that, in addition to describing the investment strategies now being employed, indicate how the investment strategies being employed changed from those employed by the  previous investment adviser when compared to the strategies that are now being employed by the current investment advisers.

Response 2.        We have added the requested disclosure.

Comment 3.       Page 2, Regarding the description of securities in the last paragraph of the first full “answer” appearing on that page, please advise supplementally whether the Fund will invest more that 35% of its assets in non-agency mortgage-backed and other non-agency asset-backed securities. Also, will the Fund invest more that 15% of its assets in non-agency mortgage-backed and other non-agency asset-backed securities, the issuers of which rely on sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended (“1940 Act”) to be exempted from having to register as an investment company under the 1940 Act?

Response 3.        The Fund has no current intention of investing more than either 35% of its assets in non-agency mortgage-backed and other non-agency asset-backed securities or 15% of its assets in non-agency mortgage-backed and other non-agency asset-backed securities, the issuers of which rely on sections 3(c)(1) or 3(c)(7) of the 1940 Act to be exempted from having to register as an investment company under the 1940 Act.

Comment 4.       Page 3, Please revise the first “answer” appearing on the page to begin with an indication that the answer to the question posed is “yes”.

Response 4.        We have revised the referenced disclosure as requested.

Comment 5.       Page 3, Regarding the description of the estimated cost appearing in the second to last “answer” beginning on that page, please complete the Dollar amount of the estimate.

Response 5.        We have revised the referenced disclosure as requested.

Comment 6.       Page 4, in the first “answer” appearing on the page, please explain what is meant by a “plurality vote”.

Response 6.        We have added the requested disclosure.

Comment 7.       Page 2 of the proxy statement, please add disclosure that provides the aggregate amount of the investment adviser's fee and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser, during the last fiscal year of the Fund. Also, state the name, address and principal occupation of the principal executive officer and each director or general partner of the investment adviser.

Response 7.        We have added the requested disclosure.

Comment 8.       Page 3 of the proxy statement, fourth full paragraph under “The Interim Agreements” heading. Please supplement the disclosure to clarify that the portfolio turnover referenced therein is pursuant to the interim advisory agreements and the resulting implementation of different investment strategies.

Response 8.        We have revised the disclosure as requested.

Comment 9.       Page 3 of the proxy statement, fourth full paragraph under “The Interim Agreements” heading. Please add an estimate of the amount of the referenced capital gains to be recognized. Please also add this disclosure to the “Question & Answer” section of the proxy statement.

2

Response 9.        We have added the requested disclosure.

Comment 10.     Page 3 of the proxy statement, under “The Interim Agreements” heading. Please add a brief description of the investment strategies utilized by the previous investment adviser and how they differ from the investment strategies being employed by the Fund’s current investment advisers.

Response 10.      We have added the requested disclosure.

Comment 11.     Page 8, fourth paragraph, if the investment adviser acts as such with respect to any other Fund having a similar investment objective, identify and state the size of such other Fund and the rate of the investment adviser's compensation. Also indicate for any Fund identified in response to the previous question whether the investment adviser has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract.

Response 11.      We have added disclosure under the heading “Information about VIA” to confirm that there is no other such fund.

Comment 12.     Page 21, under the “Further Information About Voting and the Special Meetings” heading. Please explain the treatment and effect of abstentions and broker non-votes, under applicable state law as well as the fund’s charter and by-law provisions, on the calculation of each meeting’s final vote count.

Response 12.      We have added the requested disclosure.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4799. Thank you.

Best regards,

/s/ William J. Renahan

William J. Renahan

cc:	Stuart H. Coleman, Esq.
David C. Mahaffey, Esq.

3